SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 21 September, 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                Bank of Ireland

                   Notification of Major Interests in Shares

Bank of Ireland has received notification from Bank of Ireland Asset Management Limited ('BIAM') as required by Part IV of the Companies Act 1990, that, as at 20 September 2007, BIAM held 49,037,206 units in Bank of Ireland, registered as shown below; this holding represents 4.95% of the Ordinary Stock in issue.

This notification is triggered by the reduction from 5.01% held on 17 September 2007.

Name                                                                    Units

BNY Custodial Nominees Ltd                                             522,515
Bank of Ireland Nominees Ltd                                        47,015,289
Mellon Nominees Ltd                                                     62,678
Nortrust Nominees Ltd                                                1,238,902
ROY Nominees Ltd                                                       197,822
                                                                       ---------
                                                                    49,037,206
                                                                       ---------

These shares are registered in nominee company names, as listed above, as registered owners only, on behalf of a range of clients who are the beneficial owners.

Ends

21 September 2007

Contacts:
John Clifford, Group Secretary 00 353 1 604 3400






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 21 September, 2007